Thai Farmers Bank
Public Company Limited

Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 040/2003

February 21, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. [redacted]
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Summary Statement of Liabilities and Assets [1/]

As at January 31, 2003

ธนาคารกสิกรไทย
THAI FARMERS BANK

Assets	Baht	Liabilities	Baht
Cash	10,658,693,694.75	Deposits	659,818,381,258.86
Interbank and money market items, net	91,050,081,540.46	Interbank and money market items	8,008,148,036.54
Securities purchased under resale agreements	34,680,000,000.00	Liabilities payable on demand	2,126,036,560.62
Investments, net (with obligations Baht 32,649,458.08)	154,079,966,390.87	Securities sold under repurchase agreements	-
Credit advances (net of allowance for doubtful accounts)	490,777,578,551.52	Borrowings	48,461,206,783.13
Accrued interest receivables	1,799,894,137.69	Bank's liabilities under acceptances	578,830,140.36
Properties foreclosed, net	10,817,137,625.03	Other liabilities	13,973,820,035.37
Customers' liabilities under acceptances	578,080,140.36	Total liabilities	732,766,022,814.88
Premises and equipment, net	21,873,479,716.90		
Other assets	5,999,553,937.07	**Shareholders' equity**	
		Paid-up share capital	
		(registered share capital Baht 26,900,946,900.00)	23,530,947,170.00
		Reserves and net profit after appropriation	2,640,545,856.50
		Other reserves and profit and loss account	9,976,490,193.27
		Total shareholders' equity	36,147,983,219.77
Total Assets	768,914,006,034.65	Total Liabilities and Shareholders' Equity	768,914,006,034.65
Customers' liabilities under unmatured bills	2,482,092,278.41	Bank's liabilities under unmatured bills	2,482,092,278.41
Total	771,396,098,313.06	Total	771,396,098,313.06

	Baht
Non-Performing Loans as at December 31, 2002 (Quarterly)	92,481,974,109.74
(18.46% of total loans before allowance for doubtful accounts)	
Loans to related parties	6,432,351,015.32
Loans to related asset management companies	28,845,000,000.00
Loans to related parties due to debt restructuring	4,607,208,916.95
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital,	
permitted by the Bank of Thailand	19,967,145,600.00
Legal capital fund	68,923,649,183.03
Changes in liabilities and assets this month due to the penalty expenses from violating the	
Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	4,261,217,221.69
Total liabilities	660,658,489.82
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,589,674,040.90
Letters of credit	8,607,647,358.44

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant